UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six-month period ended September 30, 2021

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENT

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based on the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in this report.

1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this Form 6-K. Our unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our unaudited financial statements and the financial information included in this Form 6-K reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this Form 6-K. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this Form 6-K. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise. See “Special Note Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context requires otherwise, “we”, “us” or the “Company” in this prospectus are to China SXT Pharmaceuticals, Inc., its subsidiaries and its affiliated entities in the context of describing our business, operations and consolidated financial information.

Overview

We are an offshore holding company incorporated in British Virgin Islands, conducting all of our business through our subsidiaries and variable interests entity, Jiangsu Taizhou Suxantang Pharmaceutical Co., Ltd. (“Taizhou Suxuantang” or the “VIE”) in China. Neither we nor our subsidiaries own any share in Taizhou Suxuantang. Instead, we control and receive the economic benefits of Taizhou Suxuantang’s business operation through a series of contractual arrangements, also known as VIE Agreements. The VIE Agreements by and among our wholly-owned subsidiary, Taizhou Suxantang Biotechnology Co. Ltd. (the “WFOE”), Taizhou Suxuantang, and Taizhou Suxuantang’s shareholders include (i) certain power of attorney agreements and equity interest pledge agreement, which provide WFOE effective control over Taizhou Suxuantang; (ii) an exclusive technical consulting and service agreement which allows WFOE to receive substantially all of the economic benefits from Taizhou Suxuantang; and (iii) certain exclusive equity interest purchase agreements which provide WFOE with an exclusive option to purchase all or part of the equity interests in and/or assets of Taizhou Suxuantang when and to the extent permitted by PRC laws. Through the VIE Agreements among WFOE, Taizhou Suxuantang and Taizhou Suxuantang’s shareholders, we are regarded as the primary beneficiary of Taizhou Suxuantang for accounting purpose, and, therefore, we are able to consolidate the financial results of Taizhou Suxuantang in our consolidated financial statements in accordance with U.S. GAAP. However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as the investors will not and may never directly hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Because we do not directly hold equity interests in the VIE, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of Ordinary Shares may depreciate significantly or become worthless.

Our VIE Agreements may not be effective in providing control over Taizhou Suxuantang. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations.

2

We rely principally on dividends and other distributions on equity from Taizhou Suxuantang and its subsidiaries for our cash requirements, including for services of any debt we may incur. Taizhou Suxuantang and its subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit Taizhou Suxuantang and its subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of Taizhou Suxuantang and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of Taizhou Suxuantang and its subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and Taizhou Suxuantang and its subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of Taizhou Suxuantang and its subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise (i) directly holds at least 25% of the PRC enterprise, (ii) is a tax resident in Hong Kong and (iii) could be recognized as a beneficial owner of the dividend from PRC tax perspective. Under administrative guidance, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our wholly owned subsidiary China SXT Group Limited (“SXT HK”) incorporated in Hong Kong may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under Guoshuihan [2009] 81 and other relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by SXT HK from Taizhou Suxuantang and its subsidiaries. This withholding tax will reduce the amount of dividends we may receive from Taizhou Suxuantang and its subsidiaries.

Through our subsidiaries and Taizhou Suxuantang, we are an innovative pharmaceutical company based in China that focuses on the research, development, manufacture, marketing and sales of TCMP. TCMP is a type of TCM products that has been widely accepted by Chinese people for thousands of years. Throughout the decades of years, TCMP products’ origin, identification, prepared process, quality standard, indication, dosage and administration, precautions, and storage have been well documented, listed and specified in “China Pharmacopoeia” a state-governmental issued guidance on manufacturing TCMP. In recent years, TCMP industry enjoyed more rapid growth than any other segments of the pharmaceutical industry primarily due to the favorable government policies for the TCMP industry. Because of the favorable government policies, TCMP products do not have to go through rigorous clinical trials before commercialization. We currently sell three types of TCMP products: Advanced TCMP, Fine TCMP and Regular TCMP. Although all of our TCMP products are generic TCMP drugs and we did not change the medical effects of these products in any significant way, these products are innovative in terms of their unconventional administration. The complexity of the manufacturing process is what differentiates these types of products. Advanced TCMP typically has the highest quality because it requires specialized equipment and prepared processes to manufacture, and has to go through more manufacturing steps to produce than Fine TCMP and Regular TCMP. Fine TCMP is also manufactured with more refined ingredients than Regular TCMP.

3

Consolidation

We conduct all of our business in China via its Taizhou Suxuantang and its subsidiaries, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of OUR revenues, costs and net income in China are directly or indirectly generated through Taizhou Suxuantang and its subsidiaries. The VIE agreements allow the transfer of economic benefits from Taizhou Suxuantang to us and to direct the activities of Taizhou Suxuantang.

Total assets and liabilities presented on our consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of Taizhou Suxuantang and its subsidiaries. We have not provided any financial support to Taizhou Suxuantang and its subsidiaries for the six months ended September 30, 2021 and the years ended at March 31, 2021 and 2020. As of September 30, 2021, Taizhou Suxuantang and its subsidiaries accounted for an aggregate of 91% and 79% of our total assets and total liabilities, respectively. As of March 31, 2021, Taizhou Suxuantang and its subsidiaries accounted for an aggregate of 94% and 92% of our total assets and total liabilities, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents Taizhou Suxuantang and its subsidiaries taken as a whole, which were included in our consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

	September 30, 2021 (unaudited)	March 31, 2021
ASSETS
Current Assets
Cash and cash equivalents	$25,799	$13,326,529
Restricted cash	-	25,947
Accounts receivable, net	3,882,839	4,507,115
Inventories	837,447	859,696
Advance to suppliers	533,895	519,780
Deferred cost	-	497,807
Amounts due from related parties	2,862,934	-
Prepayments, receivables and other current assets	1,714,194	1,756,671
Total Current Assets	9,857,108	21,493,545

Property, plant and equipment, net	1,296,405	1,433,479
Construction in progress	178,569	175,614
Intangible assets, net	42,353	45,780
Long-term deposit	9,311,854	9,157,789
Deferred tax assets, net	-	321,444
Total Non-current Assets	10,829,181	11,314,126
TOTAL ASSETS	$20,686,289	$32,627,671

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank loans – current portion	$24,042	$37,122
Accounts payable	1,492,578	1,456,445
Refund liabilities	480,227	472,282
Advance from customers	218,644	257,449
Amounts due to related parties	547,201	10,841,033
Amounts due to inter-group companies	15,242,942	14,784,002
Accrued expenses and other liabilities	3,086,077	2,859,893
Income tax payable	1,184,880	1,161,168
Total Current Liabilities	22,276,591	31,869,394

Bank loans – non-current portion	-	6,292
Total Non-current Liabilities	-	6,292
TOTAL LIABILITIES	22,276,591	31,875,686

SHAREHOLDERS’ EQUITY
Ordinary shares, unlimited shares authorized, $0.004 par value, 16,870,238 shares issued and outstanding as of September 30, 2021 (15,525,094 shares issued and outstanding as of March 31, 2021)	-	-
Additional paid-in capital	(413,367)	(413,367)
Retained earnings (Accumulated deficits)	(1,209,576)	1,137,640
Accumulated other comprehensive income	32,641	27,692
Total Shareholders’ Equity	(1,590,302)	751,965
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,686,289	$32,627,651

4

	For the six months ended September 30,
	2021	2020

Revenue	$1,027,674	$3,860,501
Net income (loss)	$(2,347,216)	$1,393,631

	For the six months ended September 30,
	2021	2020

Net cash used in operating activities	$(285,425)	$(885,426)
Net cash provided by (used in) investing activities	(9,302,454)	2,838,048
Net cash provided by (used in) financing activities	(3,909,445)	700,816
Effects of foreign currency translation	196,594	387,405
Net increase (decrease) in cash and cash equivalents	$(13,300,730)	$3,040,843

Key Factors Affecting Our Results of Operation

Working capital required to implement our business plan will most likely be provided by funds obtained through offerings of our equity, debt, debt-linked securities, and/or equity-linked securities, and revenues generated by us. No assurance can be given that we will have revenues sufficient to support and sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment. If we do not have sufficient working capital and are unable to generate sufficient revenues or raise additional funds, we may delay the completion of or significantly reduce the scope of our current business plan; delay some of our development and clinical or marketing efforts; postpone the hiring of new personnel; or, under certain dire financial circumstances, substantially curtail or cease our operations.

Our past operating results are not an accurate indication of the lines of business we are principally engaged in currently. Thus, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in evolving markets rather than typical companies of our age. Some of these risks and uncertainties relate to our ability to:

●	attract additional customers and increased spending per customer;

●	increase awareness of our brand and develop customer loyalty;

●	respond to competitive market conditions;

●	respond to changes in our regulatory environment;

●	manage risks associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	raise sufficient capital to sustain and expand our business;

●	attract, retain and motivate qualified personnel; and

●	upgrade our technology to support additional research and development of new products.

5

Results of Operations for the Six Months Ended September 30, 2021 Compared to September 30, 2020

	For the six months ended September 30,		Change
	2021	2020	Amount	%

Revenues	$1,027,674	3,860,501	$(2,832,827)	(73%)
Cost of revenues	(703,717)	(1,039,565)	335,848	(32%)
Gross profit	323,957	2,820,936	(2,496,979)	(89%)

Selling expenses	(396,810)	(704,558)	307,748	(44%)
General and administrative expenses	(2,818,674)	(952,568)	(1,866,106)	196%
Total operating expenses	(3,215,484)	(1,657,126)	(1,558,358)	94%

Income (Loss) from operations	(2,891,527)	1,163,810	(4,055,337)	(348%)

Interest income (expense), net	69	(442,079)	442,148	(100%)
Other income, net	125,414	894,543	(769,129)	(86%)
Total other income	125,483	452,464	(326,981)	(72%)

Income (Loss) before income taxes expense	(2,766,044)	1,616,274	(4,382,318)	(271%)
Provision for income taxes	(325,780)	(235,016)	(90,764)	39%

Net Income (Loss)	$(3,091,824)	1,381,258	$(4,473,082)	(324%)

Revenues

We generated revenues primarily from manufacture and sales of four types of traditional Chinese medicine pieces (the “TCMP”) products: Advanced TCMP, Fine TCMP, Regular TCMP, and TCM Homologous Supplements (“TCMHS”) products. TCMHS is a classification of health-supporting food used traditionally in China as TCM but are also consumed as food, which has been developed and commercialized during the six months ended September 30, 2021. As compared with the six months ended September 30, 2020, our total revenues decreased by $2,832,827, or 73% for the six months ended September 30, 2021. The decrease was primarily due to the decrease in sales of Advanced TCMP products and TCMHS products.

The following table sets forth the breakdown of revenues by categories for the six months ended September 30, 2021 and 2020 presented:

	For the six months ended September 30,		Change
	2021	2020	Amount	%

Advanced TCMP	$284,983	1,696,577	$(1,411,594)	(83%)

Fine TCMP	165,073	236,414	(71,341)	(30%)

Regular TCMP	478,437	818,627	(340,190)	(42%)

TCMHS	99,181	1,108,883	(1,009,702)	(91%)

Total Revenue	$1,027,674	$3,860,501	$(2,832,827)	(73%)

6

Advanced TCMP

Advanced TCMP is comprised of nine Directly Oral TCMP products (the “Directly-Oral-TCMP”) and nine After-soaking-oral TCMP products (the “After-Soaking-Oral-TCMP”). Both Directly Oral TCMP and After-soaking-oral TCMP are new types of advanced TCMP.

Revenue from advanced TCMP accounted for 28% and 44% of revenue recognized during the six months ended September 30, 2021 and 2020, respectively. As compared with the six months ended September 30, 2020, our revenue generated from advanced TCMP decreased by $1,411,594, or 83% for the six months ended September 30, 2021. The decrease was primarily due to the expiration of the company's GMP certificate, which affected the production and sales of products.

Fine TCMP

We currently produce over 10 fine TCMP products for drug stores and hospitals. Our fine TCMP products are manufactured manually from only high-quality authentic ingredients derived from their region of origin.

Revenue from fine TCMP accounted for 16% and 6% of revenue recognized during the six months ended September 30, 2021 and 2020. As compared with the six months ended September 30, 2020, our revenue generated from fine TCMP decreased by $71,341, or 30% for the six months ended September 30, 2021. The decrease was primarily attributable to the effect of COVID-19 outbreak in China on the operation of pharmaceutical stores, which were the main sale channel for fine TCMP products and the expiration of the company's GMP certificate, which affected the production and sales of products.

Regular TCMP

We currently manufacture 235 regular TCMP products listed on China Pharmacopoeia (version 2020) Part I for hospitals and drug store in treatment of various diseases or serving as dietary supplements.

Revenue from regular TCMP accounted for 47% and 21% of revenue recognized during the six months ended September 30, 2021 and 2020, respectively. Revenue from regular TCMP products decreased by $340,190, or 42%, to $478,437 for the six months ended September 30, 2021 from $818,627 for the six months ended September 30, 2020. The decrease in revenue from Regular TCMP products is due to the expiration of the company's GMP certificate and the effect of COVID-19 outbreak in China, which affected the production and sales of products.

TCMHS Solid Beverages

Four solid beverage products as part of the Company’s TCMHS products were developed and commercially launched in April 2019 and generated revenue of $99,181 and $1,108,883 during the six months ended September 30, 2021 and 2020, respectively. As compared with the six months ended September 30, 2020, our revenue from TCMHS products decreased by $1,009,702, or 91% for the six months ended September 30, 2021.The decrease was primarily due to the expiration of the company's GMP certificate, which affected the production and sales of TCMHS products

Gross Profit

Cost of revenues primarily include cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations. Total cost of revenue decreased by $335,848, or 32%, to $703,717 for the six months ended September 30, 2021 from $1,039,565 for the six months ended September 30, 2020. The decrease of cost of revenues was mainly due to the decrease of the sales of our products.

Gross profit decreased by $2,496,979, or 89%, to $323,957 for the six months ended September 30, 2021 from $2,820,936 for the six months ended September 30, 2020. Gross margin was 31.5% for the six months ended September 30, 2021, compared to 73.1% for the six months ended September 30, 2020. The decrease in gross margin was mainly due to the following reasons: (i) during the reform period of the Company’s production line to be compliance to GMP standard and pass GMP certificate renewal inspection, the Company still incurred labor costs and other production costs, but with significant reduction in sales; (ii) the sales in Advanced TCMP decreased significantly compared to the same period ended September 30, 2020, and Advanced TCMP is the products with the highest margin.

7

Operating income (loss)

Selling expenses primarily consisted of sales staff payroll and welfare expenses, travelling expenses, advertisement expenses, distribution expenses. Selling expenses decreased from $704,558 for the six months ended September 30, 2020 to $396,810 for the six months ended September 30, 2021, representing a decrease of $307,748, or 44%.The decrease was mainly due to the decrease in our increase in sales volume and the Company’s efforts in cost control.

General and administrative expenses primarily consisted of staff payroll and welfare expenses, research and development expenses, entertainment expenses, travelling expenses, depreciation and amortization expenses for administrative purposes, and office supply expenses. General and administrative expenses increased from $952,568 for the six months ended September 30, 2020 to $2,818,674 for the six months ended September 30, 2021, representing an increase of $1,866,106, or 196%. The increase in general and administrative expenses was mainly due to the increase in professional fee including expense of deferred cost, equity incentive plan implemented and labor cost for the management.

Operating income decreased $4,055,337 from an operating income of $1,163,810 for the six months ended September 30, 2020 to an operating loss of $2,891,527 for the six months ended September 30, 2021.

Other income (expense), net

Interest income (expenses) for the six months ended September 30, 2021 mainly consists of interest income on deposit. For the six months ended September 30, 2021, the company record interest income on deposit of $69.

Interest income (expenses) for the six months ended September 30, 2020 mainly consists of accretion of finance cost and interest expense of the issuance and forbearance of Convertible Notes issued on April 16, 2019. For the six months ended September 30, 2020, the company record amortization of issuance cost and debt discount of $184,587 and Convertible Notes interest expense of $298,145.

Other income (expense) decreased $769,129 from an income of $894,543 for the six months ended September 30, 2020 to an income of $125,483 for the six months ended September 30, 2021. Other income for the six months ended September 30, 2021 was mainly due to inventory count surplus and reverse of accruals in the prior year.

Income tax expense

Income tax expense represented current and deferred income tax expenses derived from income before taxes generated by Suxuantang, the variable interest entity of the Company. As compared with the six months ended September 30, 2020, the income tax expense for the six months ended September 30, 2021 increased by $90,764, or 39%. Income tax expense for the six months ended September 30, 2021 consists of $325,780 deferred tax expense. Income tax benefit expense for the six months ended September 30, 2020 consists of $91,482 deferred tax benefit. The current income tax expenses of $Nil and $143,534 for the six months ended September 30, 2021 and 2020, the change were mainly due to the loss before corporate income taxes of the Company and its subsidiaries and the VIE entity for the six months ended September 30, 2021.

Net income (loss)

As a result of the foregoing, net loss for the six months ended September 30, 2021 was $3,091,824, representing a decrease of $4,473,082 from net income of $1,381,258 for the six months ended September 30, 2020.

Liquidity and Capital Resources

To date, we have financed our operations primarily through shareholder capital contributions, shareholder loans, convertible notes, and cash flow from operations. As a result of our total activities, we had cash and cash equivalents of $31,321 and $13,333,028 as of September 30, 2021 and March 31, 2021, respectively. As of September 30, 2021, we had amounts due to related parties balance of $2,117,548, which the Company expects to receive the payment by its related parties within six months. We primarily hold our excess unrestricted cash in short-term interest-bearing bank accounts at financial institutions. With the current cash and cash equivalents and anticipated financing from our related parties and equity plans in the next six months, we believe that our cash position is sufficient to meet our liquidity needs for at least the next 12 months.

8

	For the six months ended September 30,
	2021	2020

Net Cash Used in Operating Activities	(312,349)	(333,508)

Net Cash Provided by (Used in) Investing Activities	(9,302,454)	2,738,048

Net Cash Provided by (Used in) Financing Activities	(3,909,445)	274,497

Effect of Exchange Rate Changes on Cash	196,594	387,405

Net increase (decrease) in cash, cash equivalents and restricted cash	(13,327,654)	3,066,442

Cash Flow in Operating Activities

For the six months ended September 30, 2021 net cash used in operating activities was $312,349, as compared to net cash used in operating activities of $333,508 for the six months ended September 30, 2020, representing a decrease of $21,159. The decrease in net cash used in operating activities primarily resulted from the change of following accounts:

a)	Change in accounts receivable was $697,805 net cash inflow for the six months ended September 30, 2021. For the six months ended September 30, 2020, change in accounts receivable was $1,548,400 net cash outflow, which led to $2,246,205 decrease in net cash outflow from operating activities.

b)	Change in accounts payable and accruals was $11,592 net cash inflow for the six months ended September 30, 2021. For the six months ended September 30, 2020, change in accounts payable and accruals was $645,852 net cash outflow, which led to $657,444 decrease in net cash outflow from operating activities

c)	Change in prepayment, receivables and other current assets was $1,341,380 net cash inflow for the six months ended September 30, 2021. For the six months ended September 30, 2020, change in prepayment, receivables and other current assets was $263,108 net cash outflow, which led to $1,604,488 decrease in net cash outflow from operating activities

And offset by the change of following accounts:

a)	A net loss for the six months ended September 30, 2021 of $3,091,824, compared with the net income for the six months ended September 30, 2020 of $1,381,258.

b)	Accretion of financing cost for convertible note - accretion of financing cost was $Nil net cash inflow for the six months ended September 30, 2021. For the six months ended September 30, 2020, accretion of financing cost was $482,732 net cash inflow, which led to $482,732 increase in net cash outflow from operating activities.

Cash Flow in Investing Activities

We had net cash used in investing activities of $9,302,454, for the six months ended September 30, 2021, which primarily consisted of cash deposit of RMB 60 million the Company paid to one entity which the Company is seeking to acquire certain percentage of ownership, and purchase of property and equipment of $21,137.

We had net cash provided by investing activities of $2,738,048, for the six months ended September 30, 2020, which primarily consisted of purchase of property and equipment of $4,931, capital expenditure in construction in process of $114,286, and a collection of receivables from Huangshan Panjie Investment Management Co., Ltd. of $2,857,265.

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Cash Flow in Financing Activities

For the six months ended September 30, 2021, the net cash used in financing activities was $3,909,445, which was primarily attributable to repayment of related parties of $3,889,409, and payment of the bank borrowings of $20,036.

For the six months ended September 30, 2020, the net cash provided by financing activities was $274,497, which was primarily attributable to repayment of principal and interest of Convertible Notes of $26,378, amounts received from related parties of $323,080 and payment of the bank borrowings of $22,205.

The Convertible Notes

PIPE Transaction

On April 16, 2019, the company entered into a Securities Purchase Agreement with certain unaffiliated institutional investors relating to a private placement by the company of (1) Senior Convertible Notes (the “Convertible Notes”) in the aggregate principal amount of $15 million, consisting of (i) a Series A Note in the principal amount of $ 10 million , and (ii) a Series B Note in the principal amount of $ 5 million and (2) warrants (the “Warrants”) to purchase such amount of shares of the company’s ordinary shares equal to 50% of the shares issuable upon conversion of the Notes, exercisable for a period of five years at an initial exercise price of $8.38, for consideration consisting of (i) a cash payment of $10,000,000, and (ii) a secured promissory note payable by the Investors to the Company in the principal amount of $5 million. All amounts outstanding under the Notes were mature and due and payable on or before October 2, 2020.

Entry into Forbearance Agreements in Connection with the Event of Default Redemption Notices

On July 23 and 29, 2019, the Company received from the investors an Event of Default Redemption Notice claimed that the Company failed to timely make the instalment payment and elected to effect the redemption of $14,318,462.62 comprising in aggregate the entire principal amount, accrued and unpaid Interest. In addition, demand for the Company to purchase the Series A Warrant issued for the Event of Default Black Scholes Value of not less than $1,208,384.07 was made.

On December 13, 2019, after negotiation with the Investors, the Company entered into certain Forbearance and Amendment Agreements with each Investor and agreed to redeem the Series A Notes for an aggregate redemption price of $10,939,410 in installments as set forth in the Forbearance Agreement. Concurrently with the execution of the Forbearance Agreement, the Investors and the Company have entered into the Lock-Up Agreements, Leak-Out Agreements and Mutual Releases.

Material Terms of the Agreements

Upon the execution of the Forbearance Agreements, the Investor shall net all Restricted Principal (as defined in Series B Note) outstanding under the Series B Note against the amounts outstanding under the Investor Note, after which the Investor Note, the Series B Note and the Series B Warrant shall no longer remain outstanding.

The Investors agreed, among other things, to the following:

●	to forbear from (i) taking any action to enforce their Redemption Notice with respect to certain existing defaults, and (ii) issuing any new demand for redemption of the Series A Note on the basis of certain additional defaults that the aggregate daily dollar trading volume of the Company’s ordinary shares does not exceed $1,500,000, and that the volume weighted average price of the Company’s ordinary shares on any two trading days during the thirty trading day period immediately preceding such date of determination fails to exceed $2.14;

●	not to exercise the Series A Warrant during the Forbearance Period;

●	to return the original share certificate representing the Pre-Delivered Shares to the Company for cancellation upon the Company’s payment of the full Forbearance Redemption Amounts;

●	to execute and deliver to the Company certain lock-up agreements with respect to the Pre-Delivered Shares, certain mutual release and to execute and deliver to the Company the Leak-Out Agreement;

●	not to make any hedge, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Pre-Delivered Shares;

●	to not sell, dispose or otherwise transfer, directly or any Ordinary Shares issued if such sale exceed 20% of the daily composite trading volume of the Ordinary Shares.

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In consideration for the above, the Company agreed to the followings:

●	the Company shall (I) pay to each Investor $500,000 on or prior to December 16, 2019, and (II) commencing on January 24th 2020, redeem the Series A Notes for an aggregate redemption price of $10,939,410;

●	if the Company fails to pay any New Installment Amount within 5 days of the applicable New Installment Date, the Investor may convert the applicable New Installment Amount as an Alternate Conversion and the Leak-Out Agreement being disregarded for such conversions;

●	the Company agreed to adjust the exercise price of the Series A Warrant from $8.38 to $2.50;

●	the Company shall cause all restrictive legends on the Pre-Delivered Shares to be removed and delivery of un-legended Pre-Delivery Shares into the Investor’s custodian’s account pursuant to the DWAC instructions set forth therein.

Please refer to Note 13 of our Condensed Consolidated Financial Statements included in this Form 6-K for details of accounting of the Convertible Notes.

Going Concern

These financial statements for the six months ended September 30, 2021 and 2020 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

As reflected in the accompanying condensed consolidated financial statements, the Company had a net loss of $3,091,824 for six months ended September 30, 2021, and an accumulated deficit of $13,044,007, which were mainly caused by the decrease in our sale volume. In addition, the net cash used in operations was $312,349 for the six months ended September 30, 2021, and the Company had a cash and cash equivalents balance of $31,321 and a net working capital of $2,782,504.

As reflected in the accompanying condensed consolidated financial statements, the Company had a net income of $1,381,258 for six months ended September 30, 2020, and an accumulated deficit of $5,822,742, which were mainly caused by the issuance and forbearance of the Convertible Notes. On the other hand, the net cash used in operations was $333,508 for the six months ended September 30, 2020, and the Company had a cash and cash equivalents balance of $10,353,474 and a working capital of $16,552,751.

It is management’s opinion that these conditions do not raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issue date of this report. The Company is in the process in building its customer base and expects to generate increased revenues as well as cut some of its expenses, and the Company is seeking to raise capital through additional debt from its controlling shareholders and equity financings to fund its operations in the next six months.

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Off-Balance Sheet Arrangements

On April 12, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $427,363 (equivalent of RMB 2,800,000) for three-year period. On May 31, 2021, Taizhou Suxuantang signed a financial guarantee agreement with Bank of Nanjing for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $518,941 (equivalent of RMB 3,400,000) for a one-year period. Taizhou Suxuantang is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

On October 28, 2013, Taizhou Suxuantang signed a financial guarantee agreement with Fenlan Xu for Jianping Zhou in borrowing of $885,253 (equivalent of RMB 5,800,000) for an unlimited period. Taizhou Suxuantang and Taizhou Jiutian Pharmaceutical Co. Ltd. are obliged to pay on behalf the related party the principal, interest from January 1, 2021 to the actual date of payment, penalty and other expenses if Jianping Zhou defaults in payment. The Company did not charge financial guarantee fees over Jianping Zhou.

The Company had the following operating lease commitment as of September 30, 2021:

Office Rental	For the year ended September 30, 2021
2022	$77,661
2023	77,661
2024	77,661
2025	77,661
2026	77,661
Thereafter	97,076
Total	$485,381

Except for the guarantee and commitment listed above, the Company does not have any other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Inflation

We do not believe our business and operations have been materially affected by inflation.

Related Parties and Material Related Party Transactions

Please refer to Note 18 of our Condensed Consolidated Financial Statements included in this Form 6-K for details of related parties and material related party transactions.

Critical Accounting Policies

Please refer to Note 2 of our Condensed Consolidated Financial Statements included in Form 6-K or details of our critical accounting policies.

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Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2020 and for the six months ended September 30, 2021 and 2020.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SXT PHARMACEUTICAL, INC.

By:	/s/ Feng Zhou
Feng Zhou
Chief Executive Officer

Date: January 14, 2022

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